EXHIBIT 12.1

NV ENERGY, INC.
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008

EARNINGS AS DEFINED:

Net Income	$271,942	$304,782	$321,946	$163,432	$226,984	$182,936	$208,887
Income tax expense	148,430	165,466	166,592	86,915	113,764	75,451	95,354
Fixed Charges	231,614	236,059	312,801	343,719	363,773	360,896	335,868
Capitalized Interest (allowance for
borrowed funds used during construction)	(5,770)	(5,479)	(7,493)	(8,718)	(23,355)	(20,229)	(29,527)
Total	$646,216	$700,828	$793,846	$585,348	$681,166	$599,054	$610,582

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$231,614	$236,059	$312,801	$343,719	$363,773	$360,896	$335,868

Total	$231,614	$236,059	$312,801	$343,719	$363,773	$360,896	$335,868

RATIO OF EARNINGS TO FIXED
CHARGES	2.79	2.97	2.54	1.70	1.87	1.66	1.82

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Earnings” represents net income adjusted for income taxes and fixed charges excluding capitalized interest. “Fixed Charges” represents the aggregate of interest charges on long-term debt (whether expensed or capitalized) and the portion of rental expense deemed to be attributable to interest.